UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2013

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:     _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

China Shen Zhou Mining & Resources, Inc.
Full Name of Registrant
Not applicable
Former Name if Applicable

No. 166 Fushi Road, Zeyang Tower
Address of Principal Executive Office (Street and Number)

Shijingshan District, Beijing, China 100043
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III —NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 2, 2013, China Shen Zhou Mining & Resources, Inc. (the “Company”) filed a Form 12b-25 (the “Original 12b-25”) disclosing that it was still in the process of compiling the information required to be presented in its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”) and would be unable to file the 2012 10-K within the prescribed period. In Part II of the Original 12b-25, the Company marked the box indicating the 2012 10-K would be filed within the fifteen calendar day grace period. On April 16, 2013, the Company amended that filing to announce that it would not file the 2012 10-K within the grace period because the Company and the SEC were continuing to discuss the accounting treatment for certain costs associated with the Company’s mining properties (the “Accounting Treatments”). The Company further disclosed that after the appropriate Accounting Treatments are determined, the Company should be able to move forward with the preparation of the 2012 10-K. Due to continued discussions with the SEC concerning the Accounting Treatments, the Company plans to file the Company’s Form 10-Q for the period ended March 31, 2013 after the correct Accounting Treatments are determined, but does not expect that will be during the five day grace period.

Safe Harbor Statement

This notice contains certain “forward-looking statements” relating to the Company. All statements, other than statements of historical fact included herein, are “forward-looking statements” including statements regarding the timing, duration and outcome of the Company’s work in connection with completing certain financial statements. These forward-looking statements are often identified by the use of forward-looking terminology such as “intends,” expects” or similar expressions and involve known and unknown risks and uncertainties.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. For additional information and risk factors that could affect the Company, see its filings with the Securities and Exchange Commission. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jiannan Zhang		+86 (10) 6599-7270
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes	☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At this time, the Company and the SEC are continuing to discuss the Accounting Treatments. Depending on the resolution of those discussions, there may be a material impact on the Company’s results of operations.

CHINA SHEN ZHOU MINING & RESOURCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2013	By:	/s/ Xiaojing Yu
Name: Xiaojing Yu
Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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